UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.)

ASUR 3Q19 Passenger Traffic Increased 0.4% YoY

in Mexico, 5.7% in Puerto Rico and 14.0% in Colombia

Mexico City, October 23, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three-and nine-month periods ended September 30, 2019.

3Q19 Highlights1

Passenger traffic in Mexico rose 0.4% YoY, with domestic traffic up 2.9% offsetting a 2.5% decline in international traffic.

Traffic in Puerto Rico (Aerostar) increased 5.7% YoY, supported by a 7.2% increase in domestic traffic which more than offset a 5.1% decline in international traffic.

Traffic in Colombia (Airplan) rose 14.0% YoY, driven by growth of 12.8% in domestic traffic and 21.0% in international traffic.

Consolidated commercial revenues per passenger reached Ps.99.2.

Consolidated EBITDA increased 8.7% YoY, reaching Ps.2,475.6 million.

Cash position at year-end was Ps.6,196.8 million. Net Debt to LTM EBITDA stood at 0.8x.

3Q19 Earnings Call

Date & Time: Thursday, October 24, 2019 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-800-289-0438 (US & Canada); 1-323-794-2423 (International y Mexico); Code: 3374927.

Replay: Thursday, October 24 at 1:00 PM US ET, ending at 11:59 PM US ET on Thursday, October 31, 2019. Dial-in number: 1-844-512-2921 Dial-in number: 1-844-512-2921 (US & Canada) 1-412-317-6671 (International & Mexico); Access Code 3374927.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), including application of IFRS 9 and 15 that came into force in 2018, and represent comparisons between the three-and nine-month periods ended September 30, 2019, and the equivalent three- and nine-month periods ended September 30, 2018. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.19.7345 (source: Diario Oficial de la Federacion de Mexico) while Colombian peso figures are calculated at the exchange rate of COP$176.32 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 16 of this report.

Table 1: Financial & Operational Highlights [1]
	Third Quarter		% Var
	2018	2019
Financial Highlights
Total Revenue	3,682,047	4,106,266	11.5
Mexico	2,585,641	2,745,561	6.2
San Juan	692,466	808,251	16.7
Colombia	403,940	552,454	36.8
Commercial Revenues per PAX	92.5	99.2	7.3
Mexico	108.1	114.3	5.7
San Juan	108.0	124.2	14.9
Colombia	35.0	42.2	20.6
EBITDA	2,278,320	2,475,603	8.7
Net Income	1,006,574	1,340,432	33.2
Majority Net Income	988,054	1,314,628	33.1
Earnings per Share (in pesos)	3.2935	4.3821	33.1
Earnings per ADS (in US$)	1.6689	2.2205	33.1
Capex	363,379	445,755	22.7
Cash & Cash Equivalents	4,569,129	6,196,806	35.6
Net Debt	11,006,740	7,777,721	(29.3)
Net Debt / LTM EBITDA	1.2	0.8	(38.3)
Operational Highlights
Passenger Traffic
Mexico	8,303,559	8,333,227	0.4
San Juan	2,226,595	2,354,372	5.7
Colombia	2,800,730	3,192,585	14.0

ASUR 3Q19 Page 1 of 24

Passenger Traffic

ASUR’s 3Q19 total passenger traffic increased 4.1% YoY reaching 13.9 million passengers driven by increases of 0.4% in Mexico, 5.7% in Puerto Rico, and 14.0% in Colombia.

Passenger traffic growth of 0.4% YoY in Mexico was mainly driven by a 2.9% increase in domestic traffic which more than offset the 2.5% decline in international traffic. Merida and Oaxaca airports were the main drivers behind domestic traffic growth, with increases of 14.7% and 25.2%, respectively. Oaxaca, in turn, achieved a 59.6% increase in international traffic, while Cancun reported declines of 0.4% and 2.2% in domestic and international traffic, respectively.

Traffic in Puerto Rico increased 5.7% YoY, recovering following the impact of Hurricane Maria, which hit the island in September 2017. Domestic traffic increased 7.2% YoY while international traffic declined 5.1%.

Colombia reported a 14.0% YoY increase in total traffic driven by growth of 12.8% and 21.0% in domestic and international traffic, respectively. Rionegro Airport in Medellin was the main driver of traffic growth, reporting increases of 15.5% and 21.0% in domestic and international traffic, respectively.

Tables with detailed passenger traffic information for each airport can be found on page 19 of this report.

Table 2: Passenger Traffic Summary
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2018	2019		2018	2019
Total Mexico	8,303,559	8,333,227	0.4	25,158,418	25,783,861	2.5
- Cancun	6,251,306	6,160,215	(1.5)	19,189,289	19,374,608	1.0
- 8 Other Airports	2,052,253	2,173,012	5.9	5,969,129	6,409,253	7.4
Domestic Traffic	4,342,594	4,469,498	2.9	11,725,081	12,367,374	5.5
- Cancun	2,493,382	2,484,484	(0.4)	6,525,887	6,703,534	2.7
- 8 Other Airports	1,849,212	1,985,014	7.3	5,199,194	5,663,840	8.9
International Traffic	3,960,965	3,863,729	(2.5)	13,433,337	13,416,487	(0.1)
- Cancun	3,757,924	3,675,731	(2.2)	12,663,402	12,671,074	0.1
- 8 Others Airports	203,041	187,998	(7.4)	769,935	745,413	(3.2)
Total San Juan, Puerto Rico	2,226,595	2,354,372	5.7	6,362,573	7,072,180	11.2
Domestic Traffic	1,957,414	2,098,971	7.2	5,672,204	6,315,138	11.3
International Traffic	269,181	255,401	(5.1)	690,369	757,042	9.7
Total Colombia	2,800,730	3,192,585	14.0	7,681,418	8,807,551	14.7
Domestic Traffic	2,393,455	2,699,836	12.8	6,516,614	7,457,666	14.4
International Traffic	407,275	492,749	21.0	1,164,804	1,349,885	15.9
Total Traffic	13,330,884	13,880,184	4.1	39,202,409	41,663,592	6.3
Domestic Traffic	8,693,463	9,268,305	6.6	23,913,899	26,140,178	9.3
International Traffic	4,637,421	4,611,879	(0.6)	15,288,510	15,523,414	1.5
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit and general aviation passengers.

ASUR 3Q19 Page 2 of 24

Review of Consolidated Results

Table 3: Summary of Consolidated Results
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2018	2019		2018	2019
Total Revenues	3,682,047	4,106,266	11.5	11,486,011	12,276,995	6.9
Aeronautical Services	2,251,115	2,380,645	5.8	6,715,133	7,181,875	7.0
Non-Aeronautical Services	1,340,615	1,488,391	11.0	4,160,293	4,577,310	10.0
Total Revenues Excluding Construction Revenues	3,591,730	3,869,036	7.7	10,875,426	11,759,185	8.1
Construction Revenues [1]	90,317	237,230	162.7	610,585	517,810	(15.2)
Total Operating Costs & Expenses	2,025,512	2,079,656	2.7	5,834,738	5,989,758	2.7
Other Income					204,074	n/a
Operating Profit	1,656,535	2,026,610	22.3	5,651,273	6,491,311	14.9
Operating Margin	45.0%	49.35%	436 bps	49.2%	52.9%	367 bps
Adjusted Operating Margin [2]	46.1%	52.38%	626 bps	52.0%	55.2%	324 bps
EBITDA	2,278,320	2,475,603	8.7	7,093,833	7,883,561	11.1
EBITDA Margin	61.88%	60.29%	(159 bps)	61.8%	64.2%	245 bps
Adjusted EBITDA Margin [3]	63.43%	63.99%	55 bps	65.2%	67.0%	181 bps
Net Income	1,006,574	1,340,432	33.2	3,572,062	4,383,088	22.7
Majority Net Income	988,054	1,314,628	33.1	3,529,012	4,209,817	19.3
Earnings per Share	3.2935	4.3821	33.1	11.7634	14.0327	19.3
Earnings per ADS in US$	1.6689	2.2205	33.1	5.9608	7.1108	19.3

Total Commercial Revenues per Passenger [4]	92.5	99.2	7.3	97.3	101.2	4.0
Commercial Revenues	1,241,918	1,385,129	11.5	3,840,862	4,242,814	10.5
Commercial Revenues from Direct Operations per Passenger [5]	17.4	17.9	3.0	18.1	18.8	3.9
Commercial Revenues Excl. Direct Operations per Passenger	75.1	81.3	8.2	79.2	82.4	4.0

[1] Construction revenues for Airplan in 3Q18 include the actual construction revenues which is equal to the construction cost of Ps.63.1 million, and an estimate to the downside of income derived from the valuation of the intangible to present value (construction income) of Ps.80.9 million, according to IFRIC 12. Construction revenues for Airplan in 3Q19 were equal to the construction cost of Ps.46.9 million.

[2] Adjusted operating margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is equal to operating income divided by total revenues minus revenues from construction services.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[4] Passenger figures include transit and general aviation passengers Mexico, Puerto Rico and Colombia.

[5] Represents ASUR´s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 3Q19 rose 11.5% YoY, or Ps.424.2 million to Ps.4,106.3 million, mainly driven by increases of:

●	5.8% in revenues from aeronautical services to Ps.2,380.6 million. Mexico contributed with Ps.1,552.1 million, while Puerto Rico and Colombia contributed with Ps.460.8 million and Ps.367.8 million, respectively;

●	11.0% in revenues from non-aeronautical services to Ps.1,488.4 million, mainly due to the 11.5% increase in commercial revenues. Mexico contributed with Ps.1,056.2 million in revenues from non-aeronautical services, while Puerto Rico and Colombia contributed with Ps.294.4 million and Ps.137.8 million, respectively; and

●	162.7%, or Ps.146.9 million in revenues from construction services. This was mainly due to capital expenditures in Cancun and Merida airports in line with Mexico’s Master Development Plan, as well as new construction works in Puerto Rico. Construction revenues in Colombia increased reflecting the recognition of a Ps.81.0 million concesion valuation loss in 3Q18. Excluding the impact from the concession valuation loss in Colombia, consolidated construction revenues would have increased YoY by 38.5%, or Ps.65.9 million.

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have increased 7.7% YoY to Ps.3,869.0 million. Mexico contributed with 67.4% of total revenues excluding revenues from construction services, while Puerto Rico and Colombia represented 19.5% and 13.1%, respectively.

ASUR 3Q19 Page 3 of 24

Commercial Revenues in 3Q19 increased 11.5% YoY to Ps.1,385.1 million, mainly reflecting the 4.1% increase in total passenger traffic. Commercial revenues in Mexico rose 6.1% to Ps.955.8 million, mainly driven by the opening of new commercial spaces, including duty free, retail, food and beverages, and car rentals, among others. Likewise, commercial revenues increased YoY by 21.5% to Ps.292.4 million in Puerto Rico, and 36.4% to Ps.137.0 million in Colombia.

Commercial Revenues per Passenger increased 7.3% YoY to Ps.99.2 in 3Q19. Mexico contributed with commercial revenues per passenger of Ps.114.3 in 3Q19, Puerto Rico with Ps.124.2, and Colombia with Ps.42.2. Commercial revenues per passenger increased 5.7% in Mexico, 14.9% in Puerto Rico and 20.6% in Colombia.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, for 3Q19 increased 2.7% YoY, or Ps.54.1 million, to Ps.2,079.7 million. Excluding construction costs, operating costs and expenses declined 0.6%, or Ps.11.8 million, year-on-year, reflecting the following variations:

●	A 3.1%, or Ps.28.5 million, increase in Mexico reflecting higher administrative costs, increases in legal, technical assistance and concession fees. This was partially offset by declines in maintenance and energy costs;

●	A 12.4%, or Ps.61.3 million, increase in Puerto Rico mainly mainly as a result of an increase of Ps.12.4 million in payroll expenses along with higher professional fees. Furthermore, concession fees increased 13.4% as a result of higher aeronautical revenues while depreciation and amortization expenses rose 13.6% reflecting higher capex investments; and

●	A 23.0%, or Ps.101.9 million, decline in Colombia composed reflecting a Ps.116.2 million, or 52.3%, decline in depreciation and amortization principally reflecting a change in amortization methodology, which starting January 2019 is on a straight-line basis instead of the percentage of completion method which implied variations in the accumulated amortization rate of the concession. This was partially offset by the 20.3%, or Ps.16.2 million, increase in concession fees as a result of the increase in aeronautical revenues that was mainly driven by a 13.1% increase in passenger traffic.

Cost of Services rose by 4.6%, or Ps.43.1 million. In Mexico, cost of services increased 1.7% YoY, or Ps.8.1 million, mainly reflecting higher legal professional fees and administrative expenses, partially offset by a decline in maintenance and energy costs. By contrast, cost of services in Colombia declined 1.3%, or Ps.1.9 million, principally reflecting higher professional legal fees in 3Q18, partially ofset by an increase in the maintenance provision for the future replacement of fixed assets as per IFRIC 12. Cost of services in Puerto Rico increased 11.8%, or Ps.36.9 million, principally reflecting higher payroll costs along with an increase in professional fees.

Construction Costs increased by 38.5% YoY, or Ps.65.9 million. This was mainly driven by increases of 48.6%, or Ps.44.9 million, in Mexico and 234.4%, or Ps.37.2 million, in Puerto Rico, partially offset by a 25.7%, or Ps.16.2 million, decline in Colombia.

G&A Expenses, which reflect administrative expenses in Mexico, increased 14.0% YoY mainly reflecting higher salaries and professional fees.

Consolidated Technical Assistance increased 5.1% YoY, mainly reflecting EBITDA growth in Mexico, excluding extraordinary items, a factor in the calculation of the fee.

Concession Fees increased 11.2% YoY, principally reflecting higher fees paid to the Mexican government, mainly due to an increase in regulated revenues in Mexico, a factor in the calculation of the fee. Concession fees for 3Q19 also reflect increases in Puerto Rico and Colombia.

Depreciation and Amortization declined 17.1%, or Ps.92.9 million, principally due to a Ps.116.3 million, or 52.3%, decline in Colombia, resulting mainly from the change in the amortization methodology, which as of January 1, 2019 is on a straight line rather than a percentage of completion basis. By contrast, depreciation and amortization in Mexico increased 1.8%, or Ps.3.0 million, while Puerto Rico reported an increase of 13.6%, or Ps.20.4 million, mainly from the recognition starting March 2018 of the amortization of the intangible asset resulting from the valuation of the investment in Aerostar under IFRS 3.

ASUR 3Q19 Page 4 of 24

Consolidated Operating Profit and EBITDA

Consolidated Operating Profit in 3Q19 ammounted to Ps.2,026.6 million with Operating Margin of 49.4%. This was principally due to increases of 5.8%, or Ps.129.5 million, in aeronautical revenues, and 11.0%, or Ps.147.8 million, in non-aeronautical revenues. Mexico reported an operating profit of 1,665.4 million, Puerto Rico of Ps.197.3 million, and Colombia Ps.163.9 million.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and is calculated as operating profit divided by total revenues less construction services revenues, was 52.4% in 3Q19 compared with 46.1% in 3Q19.

EBITDA increased 8.7%, or Ps.197.3 million, to Ps.2,475.6 million in 3Q19. EBITDA increased 5.1%, or Ps.89.6 million in Mexico, 11.6%, or Ps.38.2 million in Puerto Rico, and 34.6%, or Ps.69.5 million in Colombia. 3Q19 EBITDA Margin was 60.3% compared to 61.9% in 3Q18.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia was 64.0% in 3Q19 compared to 63.4% in 3Q18.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2018	2019		2018	2019
Interest Income	58,148	73,708	26.8	209,010	272,744	30.5
Interest Expense	(298,931)	(279,890)	6.4	(914,861)	(838,025)	8.4
Foreign Exchange Gain (Loss), Net	(39,492)	70,388	n/a	33,095	60,580	83.0
Total	(280,275)	(135,794)	51.5	(672,756)	(504,701)	25.0

In 3Q19, ASUR reported a Ps.135.8 million Consolidated Comprehensive Financing Loss, compared to a Ps.280.3 million loss in 3Q18.

Interest expense declined by Ps.19.0 million during the period, or 6.4%, mainly reflecting a Ps.12.9 million decline in interest payments in Mexico as the Company paid down loans in June and November 2018, together with a Ps.10.0 million decline in interest payments in Colombia, reflecting a loan payments in 2H18. Interest income increased Ps.15.6 million, or 26.8%, reflecting a higher cash balance in the quarter.

In 3Q19, ASUR reported a foreign exchange gain of Ps.70.4 million, resulting from the 1.14% quarterly average depreciation of the Mexican peso against the U.S. dollar together with a lower U.S. dollar foreign currency net asset position. This compares to a Ps.39.5 million foreign exchange loss in 3Q18 resulting from the 3.8% quarterly average Mexican peso appreciation during that period on a higher foreign currency net asset position.

Income Taxes

Income Taxes for 3Q19 increased by Ps.180.7 million year-over-year, principally due to the combination of following factors:

●	A Ps.95.5 million YoY increase in deferred income taxes, mainly reflecting a deferred income tax gain in Colombia in 3Q18 resulting from the reduction in the value of the concession as per IFRIC 12 and a decrease in the tax benefit in Mexico resulting from a change in the tax amortization rate on the concessioned assets starting in the second quarter of 2018. The decrease in the inflation rate from 1.16% in 3Q18 to 0.7% in 3Q19 also contributed to higher deferred income. This was partially offset by a reduction in the tax rate used for the calculation of deferred income taxes in Colombia from 33% to 30% starting on January 2019, resulting from the fiscal reform enacted on December 23, 2018.

●	An Ps.85.4 million increase in income taxes, reflecting mainly a higher taxable income base for Cancun, Veracruz and Villahermosa airports in Mexico. Higher YoY income taxes also reflect a tax gain in Colombia in 2018 resulting from a change in tax legislation according to Decree 2235 published on December 27,

ASUR 3Q19 Page 5 of 24

2017, along with a decline in deferred taxes in connection with the decline in the value of the concession in line with IFRIC12.

Majority Net Income

Majority Net Income for 3Q19 increased by 33.1% or Ps.326.6 million, to Ps.1,314.6 million from Ps.988.0 million in 3Q18. Earnings per common share for the quarter were Ps.4.3821 and earnings per ADS (EPADS) were US$2.2205 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.3.2935 and earnings per ADS of US$1.6689 for the same period last year.

Net Income

Net Income for 3Q19 increased by 33.2%, or Ps.333.9 million, to Ps.1,340.4 million from Ps.1,006.6 million in 3Q19.

Consolidated Financial Position

On September 30, 2019, airport concessions represented 85.5% of the Company’s total assets, with current assets representing 13.5% and other assets representing 1.0%. As of September 30, 2019, ASUR had cash and cash equivalents of Ps.6,196.8 million, a 35.2% increase from Ps.4,584.5 million at December 31, 2018. Mexico contributed with Ps.1,260.6 million in cash and cash equivalents in 3Q19, Puerto Rico with Ps.146.9 mmillion and Colombia with Ps.204.8 million.

As of September 30, 2019, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations" resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.6,013.5 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.601.4 million, and iv) a minority interest of Ps.5,366.2 million within stockholders' equity.

Furthermore, the valuation of ASUR’s investment in Airplan resulted in the following effects on the balance sheet as of September 30, 2019: i) the recognition of a net intangible asset of Ps.1,337.0 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.212.0 million, and iv) Ps.630.4 million from the recognition of bank loans at fair value.

On May 25, 2018, ASUR acquired an additional 7.6% of the share ownership of Airplan, bringing its ownership stake in the company to 100%. This transaction resulted in the recognition of shareholders’ equity of approximately Ps.213.5 million (Ps.37.7 million by majority interest and Ps.175.8 by minority interest).

Stockholders’ equity at the close of 3Q19 was Ps.37,974.0 million and total liabilities were Ps.18,998.1 million, representing 66.7% and 33.3% of total assets, respectively. Deferred liabilities represented 16.3% of ASUR’s total liabilities.

Total Debt at quarter-end decreased to Ps.13,974.5 million fom Ps.14,500.4 million on December 31, 2018. On September 30, 2019, 28.5% of ASUR’s total debt was denominated in Mexican pesos, 56.8% in U.S. Dollars (at Aerostar) and 14.7% in Colombian pesos. Net Debt to LTM EBITDA stood at 0.8x at the close of 3Q19, while the Interest Coverage ratio was 10.3x as of September 30, 2019. This compares with Net Debt to LTM EBITDA of 1.0x and an Interest Coverage Ratio of 8.7x as of December 31, 2018.

Table 5: Consolidated Debt Indicators
	September 30, 2018	December 31, 2018	September 30, 2019
Leverage
Total Debt / LTM EBITDA (Times) [1]	1.7	1.5	1.4
Total Net Debt / LTM EBITDA (Times) [2]	1.2	1.0	0.8
Interest Coverage Ratio [3]	9.7	8.7	10.3
Total Debt	15,575,869	14,500,381	13,974,527
Short-term Debt	295,206	500,105	277,847
Long-term Debt	15,280,663	14,000,276	13,696,680
Cash & Cash Equivalents	4,569,129	4,584,507	6,196,806
Total Net Debt [4]	11,006,740	9,915,874	7,777,721

1 The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.

4 Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

ASUR 3Q19 Page 6 of 24

Table 6: Consolidated Debt Profile (in millions)
	Airport	Payment of principal	Currency	Interest Rate	Amortization Schedule
					2019	2020	2021 /23	2024 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	To the expiration	$PMx	Tiie + 1.25%	-	-	2,000.0	-	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	Tiie + 1.25%	-	20.0	1,860.0	120.0	2,000.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	5.75%	-	9.3	31.0	277.2	317.5
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	6.75%	-	1.4	4.4	39.6	45.4
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	2,625.0	12,000.0	44,250.0	81,000.0	139,875.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	1,785.0	8,160.0	30,090.0	55,077.0	95,112.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	1,575.0	7,200.0	26,550.0	48,600.0	83,925.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	647.5	2,960.0	10,915.0	19,980.0	34,502.5
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	647.5	2,960.0	10,915.0	19,980.0	34,502.5
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	140.0	640.0	2,360.0	4,320.0	7,460.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	140.0	640.0	2,360.0	4,320.0	7,460.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	140.0	640.0	2,360.0	4,320.0	7,460.0

Note: Mexican syndicated loans were contracted in October 2017, Puerto Rico bonds were contracted in March 2013 and June 2015, respectively, and the syndicated loan from Colombia was contracted in June 2015 with a three-year grace period.

[1] DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

Capex

Capex during 3Q19 ammounted to Ps.445.7 million. Of this, Ps.339.4 million reflect the Company’s plan to modernize its Mexican airports pursuant to its master development plans, Ps.59.4 million were made by Aerostar in Puerto Rico and Ps.46.9 million by Airplan in Colombia. This compares with Ps.363.4 million invested in 3Q18, Ps.102.8 million in Mexico, Ps.245.6 million in Puerto Rico, and Ps.14.9 million in Colombia.

During 9M19 ASUR invested a total of Ps.886.9 million, Ps.542.3 million in Mexico, Ps.238.4 million in Puerto Rico, and Ps.106.2 million in Colombia. This compares with capex of Ps.1,369.8 million in 9M18, of which Ps.329.6 million were invested in Mexico mainly for the construction of Terminal 4, in line with the Master Development Plan, Ps.645.9 million in Puerto Rico and Ps.394.2 million in Colombia.

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger (in thousands of Mexican pesos)
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2018	2019		2018	2019
Total Passenger (in thousands)	8,333	8,365	0.4	25,263	25,884	2.5

Total Revenues	2,585,641	2,745,561	6.2	7,762,541	8,315,658	7.1
Aeronautical Services	1,495,944	1,552,105	3.8	4,483,133	4,765,464	6.3
Non-Aeronautical Services	997,370	1,056,224	5.9	3,154,213	3,358,960	6.5
Construction Revenues	92,327	137,232	48.6	125,195	191,234	52.7
Total Revenues Excluding Construction Revenues	2,493,314	2,608,329	4.6	7,637,346	8,124,424	6.4

Total Commercial Revenues	900,884	955,752	6.1	2,843,468	3,036,476	6.8
Commercial Revenues from Direct Operations	183,285	190,006	3.7	568,518	609,054	7.1
Commercial Revenues Excluding Direct Operations	717,599	765,746	6.7	2,274,950	2,427,422	6.7

Total Commercial Revenues per Passenger	108.1	114.3	5.7	112.6	117.3	4.2
Commercial Revenues from Direct Operations per Passenger [1]	22.0	22.7	3.2	22.5	23.5	4.6
Commercial Revenues Excl. Direct Operations per Passenger	86.1	91.5	6.3	90.1	93.8	4.1
Note: For purpose of this table, approximately 29.0 and 31.7 thousand transit and general aviation passengers are included in 3Q18 and 3Q19, respectively, while 105.0 and 100.3 thousand transit and general aviation passengers are included in 9M18 and 9M19.

[1] Represents the operation of ASUR in its convenience stores in Mexico.

ASUR 3Q19 Page 7 of 24

Mexico Revenues

Mexico Revenues for 3Q19 increased 6.2% YoY to Ps.2,745.6 million. Excluding construction, revenues rose 4.6% YoY, reflecting the following increases:

●	3.8% in revenues from aeronautical services, principally due to the 0.4% increase in passenger traffic; and

●	5.9% in revenues from non-aeronautical services, principally reflecting the 6.1% growth in commercial revenues.

Commercial Revenues increased 6.1% YoY, mainly due to the 0.4% increase in total passenger traffic (including transit and general aviation passengers) and reported increases across all categories, except car rentals, as shown on Table 8.

Commercial Revenues per Passenger for 3Q19 increased 5.7% YoY to Ps.114.3 from Ps.108.1 in 3Q18.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

As shown in Table 9, during the last 12 months, ASUR opened 7 new commercial spaces at Cancun Airport, and one commercial space at its other eight Mexican airports. More details of these openings can be found on page 20 of this report.

Table 8: Mexico Commercial Revenue Performance			Table 9: Mexico Summary Retail and Other Commercial Spaces Opened since September 30, 2018.

Business Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	3Q19	9M19
Teleservices	16.5%	11.4%	Cancun	7
Advertising Revenues	10.0%	20.2%	Retail Operations	5
Ground Transportation	9.5%	14.5%	Other Revenue	2
Food and Beverage Operations	8.6%	9.8%	8 Others Airport	1
Duty Free	8.4%	5.0%	Car Rental Revenues	1
Other Revenue	5.9%	9.3%	Mexico	8
Retail Operations	5.1%	5.5%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Parking Lot Fees	3.1%	7.1%
Banking and Currency Exchange Services	2.7%	(3.5%)
Car Rental Revenues	(1.7%)	5.5%
Total Commercial Revenues	6.1%	6.8%

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2018	2019		2018	2019
Cost of Services	483,261	491,336	1.7	1,328,522	1,419,733	6.9
Administrative	56,436	64,333	14.0	173,738	185,212	6.6
Technical Assistance	92,038	96,883	5.3	289,607	307,911	6.3
Concession Fees	113,389	118,119	4.2	344,895	367,034	6.4
Depreciation and Amortization	169,226	172,228	1.8	506,298	515,234	1.8
Operating Costs and Expenses Excluding Construction Costs	914,350	942,899	3.1	2,643,060	2,795,124	5.8
Construction Costs	92,327	137,232	48.6	125,195	191,234	52.7
Total Operating Costs & Expenses	1,006,677	1,080,131	7.3	2,768,255	2,986,358	7.9

Total Mexico Operating Costs and Expenses for 3Q19 increased 7.3% YoY. This includes construction costs, which rose 48.6%, reflecting higher levels of capital improvements made to concessioned assets during the period. Excluding construction costs, operating costs and expenses increased 3.1% to Ps.942.9 million.

Cost of Services rose 1.7% YoY, mainly due to higher legal fees, partially offset by a decline in maintenance and energy expenses.

ASUR 3Q19 Page 8 of 24

Administrative expenses increased by 14.0% YoY, principally as a result of higher salaries and professional fees.

The 5.3% increase in the Technical Assistance fee paid to ITA reflects EBITDA growth in Mexico, excluding extraordinary items in the quarter, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, rose 4.2%, mainly due to an increase in regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 1.8% YoY, reflecting higher investments to-date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2018	2019		2018	2019
Interest Income	70,836	78,385	10.7	251,529	264,400	5.1
Interest Expense	(114,677)	(101,770)	(11.3)	(351,684)	(309,136)	12.1
Foreign Exchange Gain (Loss), Net	(39,479)	70,735	n/a	32,906	60,725	84.5
Total	(83,320)	47,350	n/a	(67,249)	15,989	n/a

ASUR’s Mexico operations reported a Ps.47.4 million Comprehensive Financing Gain, compared to an Ps.83.3 million loss in 3Q18. Mexican operations reported a foreign exchange gain of Ps.70.7 million in the quarter, resulting from the 1.14% quarterly average Mexican peso depreciation against the U.S. dollar on a lower foreign currency net asset position, compared with a Ps.39.5 million foreign exchange loss in 3Q18, resulting from the 3.8% quarterly average Mexican peso appreciation during that period and a higher foreign currency net asset position.

In addition, interest expense declined 11.3% YoY to Ps.101.8 million as the Company paid down debt between June and November 2018. Furthermore, interest income increased 10.7%, reflecting a higher cash balance.

Mexico Operating Profit and EBITDA

Table 12: Mexico Operating Profit & EBITDA
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2018	2019		2018	2019
Total Revenue	2,585,641	2,745,561	6.2	7,762,541	8,315,658	7.1
Total Revenues Excluding Construction Revenues	2,493,314	2,608,329	4.6	7,637,346	8,124,424	6.4
Operating Profit	1,578,964	1,665,430	5.5	4,994,286	5,329,300	6.7
Operating Margin	61.1%	60.7%	(41 bps)	64.3%	64.1%	(25 bps)
Adjusted Operating Margin [1]	63.3%	63.9%	52 bps	65.4%	65.6%	20 bps
Net Profit [2]	1,072,267	1,206,695	12.5	3,525,768	3,767,755	6.9
EBITDA	1,748,064	1,837,658	5.1	5,500,592	5,844,534	6.3
EBITDA Margin	67.6%	66.9%	(67 bps)	70.9%	70.3%	(58 bps)
Adjusted EBITDA Margin [3]	70.1%	70.5%	34 bps	72.0%	71.9%	(8 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is equal to operating profit divided by total revenues less construction services revenues.
[2] Net Income for 3Q19 and 3Q18 include gains of Ps.64.3 million and Ps.48.8 million, respectively, rom the participation in the results of Aerostar in Puerto Rico. Airplan in Colombia contributed with gains of Ps.118.1 million and Ps.97.6 million in 3Q19 and 3Q18, respectively.
[3] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Profit of Ps.1,665.4 million in 3Q19, resulting in an Operating Margin of 60.7% compared with 61.1% in 3Q18 mainly as a result of a YoY increase in construction works in 3Q19.

Adjusted Operating Margin in 3Q19, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated as operating profit divided by total revenues excluding construction services revenues, was 63.9%, compared to 63.3% in 3Q18 reflecting higher cost dilution.

EBITDA increased 5.1% to Ps.1,837.7 million from Ps.1,748.1 million in 2Q18, resulting in an EBITDA Margin of 66.9% in 3Q19, compared with 67.6% in 3Q18.

ASUR 3Q19 Page 9 of 24

During 3Q19, ASUR’s operations in Mexico recognized Ps.137.2 million in “Construction Revenues,” a year-on-year increase of 48.6%, due to higher capital expenditures and investments in concessioned assets. Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of/or improvements to concessioned assets, increased 34 bps to 70.5%.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations as of September 30, 2019 totaled Ps.4,988.9 million, with an average tariff per workload unit of Ps.189.9 (December 2018 pesos), accounting for approximately 60.8% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 3Q19, ASUR’s operations in Mexico made capital investments of Ps.339.4 million in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This compares with capex of Ps.102.8 million in 3Q18. Accumulated capex for 9M19 amounted to Ps.542.3 million, compared to Ps.329.7 million in 9M18.

Review of Puerto Rico Operations

As of September 30, 2019, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations" resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.6,013.5 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.601.4 million, and iv) a minority interest of Ps.5,366.2 million within stockholders' equity.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine - Months		% Chg
	2018	2019		2018	2019
Total Passenger (in thousands)	2,227	2,354	5.7	6,363	7,072	11.2

Total Revenues	692,466	808,251	16.7	2,166,832	2,444,942	12.8
Aeronautical Services	433,814	460,754	6.2	1,297,806	1,376,422	6.1
Non-Aeronautical Services	242,769	294,383	21.3	716,170	848,199	18.4
Construction Revenues	15,883	53,114	234.4	152,856	220,321	44.1
Total Revenues Excluding Construction Revenues	676,583	755,137	11.6	2,013,976	2,224,621	10.5

Total Commercial Revenues	240,567	292,373	21.5	708,901	840,516	18.6
Commercial Revenues from Direct Operations	50,183	60,012	19.6	146,523	180,204	23.0
Commercial Revenues Excluding Direct Operations	190,384	232,361	22.0	562,378	660,312	17.4

Total Commercial Revenues per Passenger	108.0	124.2	14.9	111.4	118.9	6.7
Commercial Revenues from Direct Operations per Passenger [1]	22.5	25.5	13.1	23.0	25.5	10.6
Commercial Revenues Excl. Direct Operations per Passenger	85.5	98.7	15.4	88.4	93.4	5.6
Figures in pesos at the average exchange rate Ps.19.8584= US$1.00

[1] Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues for 3Q19 increased 16.7% YoY to Ps.808.2 million, mainly due to the following increases:

●	6.2% in revenues from aeronautical services reflecting the 5.7% increase in passenger traffic;

ASUR 3Q19 Page 10 of 24

●	21.3% in revenues from non-aeronautical services, principally reflecting the 21.5% increase in commercial revenues; and

●	234.4% in construction services revenues reflecting higher capital investments in 3Q19

Commercial Revenues per Passenger increased to Ps.124.2 from Ps.108.0 in 3Q18.

Thirteen commercial spaces were opened at LMM Airport over the last 12 months, as shown in Table 15. More details of these openings can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, and parking lot fees.

Table 14: Puerto Rico Commercial Revenue Performance			Table 15: Puerto Rico Summary Retail and Other Commercial Space Opened since September 30, 2018

Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	3Q19	9M19
Advertising Revenues	200.0%	140.5%	Retail Operations	6
Car Rental Revenues	42.7%	23.9%	Food and Beverage Operations	3
Retail Operations	21.8%	24.6%	Car Rental Revenues	1
Ground Transportation	17.9%	129.1%	Other Revenue	1
Food and Beverage Operations	10.0%	14.6%	Duty Free	1
Duty Free	4.0%	4.0%	Advertising Revenues	1
Parking Lot Fees	(1.8%)	(2.3%)	Total Commercial Spaces	13
Other Revenue	(19.7%)	(4.8%)
Total Commercial Revenues	21.5%	18.6%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine - Months		% Chg
	2018	2019		2018	2019
Cost of Services	313,962	350,902	11.8	966,316	994,186	2.9
Concession Fees	32,028	36,313	13.4	96,459	106,302	10.2
Depreciation and Amortization	150,253	170,664	13.6	462,327	497,937	7.7
Operating Costs and Expenses Excluding Construction Costs	496,243	557,879	12.4	1,525,102	1,598,425	4.8
Construction Costs	15,883	53,114	234.4	152,856	220,321	44.1
Total Operating Costs & Expenses	512,126	610,993	19.3	1,677,958	1,818,746	8.4

Figures in pesos at the average exchange rate Ps.19.8584= US$1.00

Total Operating Costs and Expenses at LMM Airport in 3Q19, increased 19.3% YoY to Ps.611.0 million. During 3Q19, Aerostar reported construction costs of Ps.53.1 million, reflecting capital investments in concessioned assets. Excluding construction costs, operating costs and expenses increased 12.4% to Ps.557.9 million.

Cost of Services increased 11.8% YoY, or by Ps.36.9 million mainly reflecting higher payroll and professional fees.

Concession Fees paid to the Puerto Rican government increased YoY by Ps.4.3 million, to Ps.36.3 million from Ps.32.0 million in 3Q18. In line with the concession agreement, starting in 2018, the concession fee is based on revenues and impacts results.

Depreciation and Amortization increased YoY by 13.6%, or Ps.20.4 million, principally reflecting higher investments in 2018.

ASUR 3Q19 Page 11 of 24

Intentionally Left Blank Page

ASUR 3Q19 Page 12 of 24

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (Loss) In thousands of Mexican pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2018	2019		2018	2019
Interest Income	3,809	4,801	26.0	4,786	11,787	146.3
Interest Expense	(127,533)	(128,351)	(0.6)	(381,086)	(380,921)	0.0
Total	(123,724)	(123,550)	0.1	(376,300)	(369,134)	1.9

Figures in pesos at the average exchange rate Ps.19.8584= US$1.00

During 3Q19, LMM Airport reported a Ps.123.6 million Comprehensive Financing Loss, compared with a Ps.123.7 million loss in 3Q18, mainly reflecting interest rate movements and the impact from the valuation to present value of future obligations under IFRIC 12 and NIC 37.

On February 22, 2013, and as part of the financing of the concession agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100 million at an annual interest rate of LIBOR plus 2.10%, payable each July 1 and January 1, and with no fixed maturity date. As of September 30, 2019, the remaining balance was US$47.0 million.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350 million to finance a portion of the Concession Agreement payment to the Puerto Rican Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50 million. In December 2015, Aerostar also contracted a line of revolving credit, which, as of September 30, 2019, had not been utilized.

All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: Puerto Rico Operating Profit & EBITDA In thousands of Mexican pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2018	2019		2018	2019
Total Revenue	692,466	808,251	16.7	2,166,832	2,444,942	12.8
Total Revenues Excluding Construction Revenues	676,583	755,137	11.6	2,013,976	2,224,621	10.5
Other Income					204,074	n/a
Operating Profit	180,340	197,258	9.4	488,874	830,270	69.8
Operating Margin	26.0%	24.4%	(164 bps)	22.6%	34.0%	1140 bps
Adjusted Operating Margin [1]	26.7%	26.1%	(53 bps)	24.3%	37.3%	1305 bps
Net Profit	46,301	64,509	39.3	87,344	433,177	395.9
EBITDA	329,682	367,921	11.6	981,305	1,329,939	35.5
EBITDA Margin	47.6%	45.5%	(209 bps)	45.3%	54.4%	911 bps
Adjusted EBITDA Margin [2]	48.7%	48.7%	(1 bps)	48.7%	59.8%	1106 bps

Figures in pesos at the average exchange rate Ps.19.8584= US$1.00

1 Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2 Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico in 3Q19 increased to Ps.197.3 million, with Operating Margin of 24.4% in 3Q19 compared with 26.0% in 3Q18.

EBITDA increased 11.6% to Ps.367.9 million from Ps.329.7 million in 3Q18. EBITDA Margin contracted to 45.5% from 47.6% in 3Q18, while the adjusted EBITDA Margin, excluding IFRIC 12, remained unchanged YoY at 48.7%.

ASUR 3Q19 Page 13 of 24

Puerto Rico Capital Expenditures

During 3Q19, Aerostar invested Ps.59.4 million to modernize LMM Airport, compared with investments of Ps.245.6 million in 3Q18. Accumulated capex for 9M19 ammounted to Ps.238.4 million compared with Ps.645.9 million invested in 9M18.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three- and nine-month periods ended September 30, 2018 and 2019.

The valuation of ASUR’s investment in Airplan in accordance with IFRS 3 "Business Combinations" resulted in the following effects on the balance sheet as of September 30, 2019: i) the recognition of a net intangible asset of Ps.1,337.0 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.212.0 million, and iv) Ps.630.4 million from the recognition of bank loans at fair value.

Table 19: Airplan, Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2018	2019		2018	2019
Total Passenger (in thousands)	2,872	3,247	13.1	7,849	8,983	14.5

Total Revenues	403,940	552,454	36.8	1,556,638	1,516,395	(2.6)
Aeronautical Services	321,357	367,786	14.4	934,194	1,039,989	11.3
Non-Aeronautical Services	100,476	137,784	37.1	289,910	370,151	27.7
Construction Revenues [1]	(17,893)	46,884	n/a	332,534	106,255	(68.0)
Total Revenues Excluding Construction Revenues	421,833	505,570	19.9	1,224,104	1,410,140	15.2
Total Commercial Revenues	100,467	137,004	36.4	288,494	365,822	26.8
Total Commercial Revenues per Passenger	35.0	42.2	20.6	36.8	40.7	10.8

Figures in pesos at an average exchange rate of COP172.0571 = Ps.1.00

Note: For purpose of this table, approximately 71.4 and 54.9 thousand transit and general aviation passengers are included in 3Q18 and 3Q19, and 167.6 and 175.9 thousand transit and general aviation passengers are included in 9M18 and 9M19.

1 Construction revenues for Airplan in 3Q18 include the actual construction revenues which is equal to the construction cost of Ps.63.1 million and an estimate to the downside of income derived from the valuation of the intangible to present value (construction income) of Ps.80.9 million, according to IFRIC 12. Construction revenues for Airplan 3Q19 are equal to the construction cost of Ps.46.9 million.

Colombia Revenues

Total Colombia Revenues for 3Q19 increased 36.8% YoY to Ps.552.5 million. Excluding construction services revenues, revenues rose 19.9% mainly reflecting the following increases:

●	14.4% in revenues from aeronautical services; and

●	37.1% in revenues from non-aeronautical services, mainly due to the 36.4% increase in commercial revenues.

Commercial Revenues per Passenger increased 20.6% year-on-year to Ps.42.2 from Ps.35.0 in 3Q18.

As shown in Table 21, during the last twelve months, 20 new commercial spaces were opened in Colombia. More details of these openings can be found on page 20 of this report.

ASUR 3Q19 Page 14 of 24

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, and parking lot fees.

Table 20: Colombia Commercial Revenue Performance			Table 21: Colombia Summary Retail and Other Commercial Space Opened since September 30, 2018

Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	3Q19	9M19
Ground Transportation	161.9%	45.4%	Retail Operations	8
Car Rental Revenues	160.4%	116.4%	Other Revenue	11
Retail Operations	116.5%	81.4%	Banking and Currency Exchange Services	1
Parking Lot Fees	79.0%	58.1%	Total Commercial Spaces	20
Food and Beverage Operations	43.2%	40.4%
Other Revenue	11.2%	7.6%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Teleservices	1.8%	4.7%
Duty Free	100.0%	100.0%
Banking and Currency Exchange Services	(0.0%)	(0.8%)
Advertising Revenues	(9.5%)	(4.6%)
Total Commercial Revenues	36.4%	26.8%

Table 22: Airplan, Colombia Operating Costs and Expenses
In thousands of Mexican pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2018	2019		2018	2019
Cost of Services	139,774	137,907	(1.3)	374,681	427,469	14.1
Technical Assistance	1,598	1,559	(2.4)	5,419	4,407	(18.7)
Concession Fees	79,887	96,081	20.3	232,070	269,176	16.0
Depreciation and Amortization	222,375	106,101	(52.3)	546,561	377,347	(31.0)
Operating Costs and Expenses Excluding Construction Costs	443,634	341,648	(23.0)	1,158,731	1,078,399	(6.9)
Construction Costs	63,075	46,884	(25.7)	229,794	106,255	(53.8)
Total Operating Costs & Expenses	506,709	388,532	(23.3)	1,388,525	1,184,654	(14.7)

Note: Figures in pesos at an average exchange rate of COP172.0571 = Ps.1.00

Total Operating Costs and Expenses in Colombia declined 23.3% YoY in 3Q19 to Ps.388.5 million. Excluding construction costs, operating costs and expenses declined 23.0% to Ps.341.6 million.

Cost of Services declined 1.3% YoY, or Ps.1.9 million, mainly reflecting higher legal fees in 3Q18 partially offset by an increase in the maintenance provision for future replacement of assets in 3Q19, in line with IFRIC 12.

Construction Costs declined 25.7% YoY to Ps.46.9 million, reflecting lower investments in complementary works to concessioned assets during the period.

Concession Fees, which include fees paid to the Colombian government, increased 20.3% YoY, mainly reflecting higher regulated and non-regulated revenues during the period.

Depreciation and Amortization declined by 52.3%, or Ps.116.2 million, principally reflecting a change in amortization methodology, which starting January 2019 is on a straight-line basis instead of the percentage of completion method which implied variations in the accumulated amortization rate of the concession.

Colombia Comprehensive Financing Gain (Loss)

Table 23: Airplan, Colombia, Comprehensive Financing Gain (Loss) In thousands of Mexican pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2018	2019		2018	2019
Interest Income	1,760	5,711	224.5	4,542	44,482	879.3
Interest Expense	(74,978)	(64,958)	13.4	(233,938)	(195,893)	16.3
Foreign Exchange Gain (Loss), Net	(13)	(347)	(2,569.2)	189	(145)	n/a
Total	(73,231)	(59,594)	18.6	(229,207)	(151,556)	(33.9)

Figures in pesos at an average exchange rate of COP172.0571 = Ps.1.00

ASUR 3Q19 Page 15 of 24

During 3Q19, Airplan reported a Ps.59.6 million Comprehensive Financing Loss, compared with a Ps.73.2 million loss in 3Q18, mainly reflecting lower interest expenses in 3Q19 resulting from debt payments in 3Q18 and 4Q18.

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks with a 3-year grace period, with a net balance of Ps.2,972.9 million. Airplan made a Ps.44.3 million capital payment during the quarter.

Colombia Operating Profit and EBITDA

Table 24: Airplan, Colombia Profit & EBITDA In thousands of Mexican pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2018	2019		2018	2019
Total Revenue	403,940	552,454	36.8	1,556,638	1,516,395	(2.6)
Total Revenues Excluding Construction Revenues	421,833	505,570	19.9	1,224,104	1,410,140	15.2
Operating Profit	(102,769)	163,922	n/a	168,113	331,741	97.3
Operating Margin	(25.4%)	29.7%	5511 bps	10.8%	21.9%	1108 bps
Adjusted Operating Margin [1]	(24.4%)	32.4%	5679 bps	13.7%	23.5%	979 bps
Net Profit	(111,993)	69,228	n/a	(41,051)	182,156	n/a
EBITDA	200,574	270,024	34.6	611,934	709,088	15.9
EBITDA Margin	49.7%	48.9%	(78 bps)	39.3%	46.8%	745 bps
Adjusted EBITDA Margin [2]	47.5%	53.4%	586 bps	50.0%	50.3%	29 bps

Figures in pesos at an average exchange rate of COP172.0571 = Ps.1.00

1 Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2 Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Airplan reported an Operating Gain of Ps.163.9 million in 3Q19, compared with an operating loss of Ps.102.8 million in 3Q18. Operating Margin expanded to 29.7% in 3Q19 from negative 25.4% in 3Q18. Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, increased to 32.4% in 3Q19 from negative 24.4% in 3Q18, reflecting a 36.8% increase in revenues along with a 23.3% decline in costs.

During 3Q19 EBITDA increased 34.6% to Ps.270.0 million from Ps.200.6 million in 3Q18, mainly reflecting a Ps.148.5 million increase in revenues while expenses declined Ps.118.2 million during the period.

EBITDA Margin declined to 48.9% in 3Q19, from 49.7% in 3Q18. Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, increased to 53.4% in 3Q19, from 47.5% in 3Q18.

Colombia Capital Expenditures

During 3Q19, Airplan made capital expenditures of Ps.46.9 million compared with Ps.14.9 million in 3Q18. Accumulated capex for 9M19 ammounted to Ps.106.2 million, compared with Ps.394.2 million in 9M18.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes the tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights. Airplan's regulated revenues for 3Q19 amounted to Ps.367.8 million.

ASUR 3Q19 Page 16 of 24

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Bradesco, BTG Pactual, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa,

ASUR 3Q19 Page 17 of 24

Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

– SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 3Q19 Page 18 of 24

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Third Quarter		% Chg	Nine - Months		% Chg
		2018	2019		2018	2019
Domestic Traffic		4,342,594	4,469,498	2.9	11,725,081	12,367,374	5.5
CUN	Cancun	2,493,382	2,484,484	(0.4)	6,525,887	6,703,534	2.7
CZM	Cozumel	50,933	49,573	(2.7)	123,926	147,802	19.3
HUX	Huatulco	184,182	206,173	11.9	512,051	575,881	12.5
MID	Merida	571,059	655,168	14.7	1,625,425	1,883,658	15.9
MTT	Minatitlan	50,126	34,696	(30.8)	144,693	105,315	(27.2)
OAX	Oaxaca	218,120	273,004	25.2	618,995	740,248	19.6
TAP	Tapachula	80,991	88,949	9.8	226,050	269,869	19.4
VER	Veracruz	379,428	363,427	(4.2)	1,060,565	1,035,408	(2.4)
VSA	Villahermosa	314,373	314,024	(0.1)	887,489	905,659	2.0
International Traffic		3,960,965	3,863,729	(2.5)	13,433,337	13,416,487	(0.1)
CUN	Cancun	3,757,924	3,675,731	(2.2)	12,663,402	12,671,074	0.1
CZM	Cozumel	87,049	57,406	(34.1)	328,763	286,592	(12.8)
HUX	Huatulco	6,491	6,591	1.5	108,559	107,659	(0.8)
MID	Mérida	53,348	50,592	(5.2)	167,846	157,264	(6.3)
MTT	Minatitlan	2,176	2,262	4.0	5,533	5,987	8.2
OAX	Oaxaca	25,681	40,992	59.6	73,221	109,149	49.1
TAP	Tapachula	3,801	3,925	3.3	12,096	10,295	(14.9)
VER	Veracruz	18,865	19,943	5.7	50,607	52,349	3.4
VSA	Villahermosa	5,630	6,287	11.7	23,310	16,118	(30.9)
Total Traffic México		8,303,559	8,333,227	0.4	25,158,418	25,783,861	2.5
CUN	Cancun	6,251,306	6,160,215	(1.5)	19,189,289	19,374,608	1.0
CZM	Cozumel	137,982	106,979	(22.5)	452,689	434,394	(4.0)
HUX	Huatulco	190,673	212,764	11.6	620,610	683,540	10.1
MID	Merida	624,407	705,760	13.0	1,793,271	2,040,922	13.8
MTT	Minatitlan	52,302	36,958	(29.3)	150,226	111,302	(25.9)
OAX	Oaxaca	243,801	313,996	28.8	692,216	849,397	22.7
TAP	Tapachula	84,792	92,874	9.5	238,146	280,164	17.6
VER	Veracruz	398,293	383,370	(3.7)	1,111,172	1,087,757	(2.1)
VSA	Villahermosa	320,003	320,311	0.1	910,799	921,777	1.2

US Passenger Traffic, San Juan Airport (LMM)
		Third Quarter		% Chg	Nine - Months		% Chg
		2018	2019		2018	2019
SJU Total [1]		2,226,595	2,354,372	5.7	6,362,573	7,072,180	11.2
Domestic Traffic		1,957,414	2,098,971	7.2	5,672,204	6,315,138	11.3
International Traffic		269,181	255,401	(5.1)	690,369	757,042	9.7

Colombia, Passenger Traffic Airplan
		Third Quarter		% Chg	Nine - Months		% Chg
		2018	2019		2018	2019
Domestic Traffic		2,393,455	2,699,836	12.8	6,516,614	7,457,666	14.4
MDE	Medellín (Rionegro)	1,700,850	1,964,307	15.5	4,586,746	5,409,532	17.9
EOH	Medellín	276,977	291,980	5.4	779,603	801,648	2.8
MTR	Montería	254,985	261,804	2.7	682,242	734,571	7.7
APO	Carepa	88,169	99,093	12.4	259,320	279,172	7.7
UIB	Quibdó	51,916	59,030	13.7	146,438	163,387	11.6
CZU	Corozal	20,558	23,622	14.9	62,265	69,356	11.4
International Traffic		407,275	492,749	21.0	1,164,804	1,349,885	15.9
MDE	Medellín (Rionegro)	407,275	492,749	21.0	1,164,804	1,349,885	15.9
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		2,800,730	3,192,585	14.0	7,681,418	8,807,551	14.7
MDE	Medellín (Rionegro)	2,108,125	2,457,056	16.6	5,751,550	6,759,417	17.5
EOH	Medellín	276,977	291,980	5.4	779,603	801,648	2.8
MTR	Montería	254,985	261,804	2.7	682,242	734,571	7.7
APO	Carepa	88,169	99,093	12.4	259,320	279,172	7.7
UIB	Quibdó	51,916	59,030	13.7	146,438	163,387	11.6
CZU	Corozal	20,558	23,622	14.9	62,265	69,356	11.4

[1] Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 3Q19 Page 19 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Comercial Spaces

ASUR Retail and Other Commercial Space Opened since September 30, 2018[1]
Business Name	Type	Opening Date
MEXICO
Cancun
Mini Market (Tienda ODC)	Retail	March 2019
Todo a $10 usd (Bisuteria)	Retail	March 2019
Business Lounge (T4) Internacional	Other Revenue	April 2019
Business Lounge (T4) Nacional	Other Revenue	April 2019
Sunglass Hut	Retail	April 2019
Gold Elements	Retail	May 2019
Bijoux	Retail	September 2019
Tapachula
Alquiladora de Vehiculos Automotores	Car Rental	December 2018
SAN JUAN, PUERTO RICO
Cabrera Car and Truck Rental	Car Rental	October 2018
Sunny Planet	Retail	December 2018
VIP Lounge	Other Revenue	December 2018
Carl's Jr.	Food and Beverage	January 2019
Invicta	Retail	May 2019
Invicta	Retail	May 2019
The Destillery	Retail	June 2019
Metropol	Food and Beverage	June 2019
Grab at the Gate	Food and Beverage	June 2019
Innovative Media	Advertising	August 2019
Sunglasses	Duty Free	September 2019
Baggage Storage	Retail	September 2019
Sunny Planet	Retail	September 2019
COLOMBIA
Rionegro
SAPIA CI SAS	Retail	December 2018
SAPIA CI SAS	Retail	January 2019
AEROREPUBLICA S.A.	Other Revenue	April 2019
ABC AEROLINEAS SA DE CV SUCURSAL COLOMBIA	Other Revenue	May 2019
AIR EUROPA LINEAS AEREAS SOCIEDAD ANONIMA	Other Revenue	May 2019
Olaya herrera
CENTRAL CHARTER DE COLOMBIA	Other Revenue	November 2018
ELKIN LEONCIO CASTAÑO CIRO	Retail	December 2018
DEPARTAMENTO DE ANTIOQUIA	Other Revenue	April 2019
Monteria
SAPIA CI SAS	Retail	December 2018
SAPIA CI SAS	Retail	December 2018
DAVIVIENDA S.A	Banking and Currency Exchange Services	February 2019
Quibdo
SATENA	Other Revenue	October 2018
MARCAPASOS S.A.S	Other Revenue	May 2019
RENTERIA PALACIO EDWARD FRANCISCO	Food and Beverage	May 2019
Corozal
FIGUEROA GOMEZ WISTON	Food and Beverage	September 2018
AEROVIAS DEL CONTINENTE AMERICANO S.A. AVIANCA	Other Revenue	October 2018
AEROVIAS DEL CONTINENTE AMERICANO S.A. AVIANCA	Other Revenue	October 2018
SECURITAS COLOMBIA S.A.	Other Revenue	October 2018
SERVICIOS AEROPORTUARIOS INTEGRADOS - SAI LTDA	Other Revenue	October 2018
Centro de Servicios
CUEROS VELEZ S.A.S	Retail	October 2018
COMPAÑIA MANUFACTURERA MANISOL S A	Retail	February 2018
* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 3Q19 Page 20 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	3Q 2018	3Q 2018 Per Workload Unit	3Q 2019	3Q 2019 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	1,102,521	174.2	1,102,236	176.8	(0.0)	1.5
Non-Aeronautical Revenues	911,544	144.0	966,568	155.0	6.0	7.6
Construction Services Revenues	79,647	12.6	37,218	6.0	(53.3)	(52.4)
Total Revenues	2,093,712	330.8	2,106,022	337.7	0.6	2.1
Operating Profit	1,271,160	200.8	1,314,352	210.8	3.4	5.0
EBITDA	1,384,972	218.8	1,430,486	229.4	3.3	4.8
Merida
Aeronautical Revenues	119,730	177.6	147,429	193.5	23.1	9.0
Non-Aeronautical Revenues	30,357	45.0	34,064	44.7	12.2	(0.7)
Construction Services Revenues	651	1.0	11,274	14.8	1,631.8	1,380.0
Other [2]	23	-	23	-	-	n/a
Total Revenues	150,761	223.7	192,790	253.0	27.9	13.1
Operating Profit	74,543	110.6	97,535	128.0	30.8	15.7
EBITDA	86,576	128.5	109,625	143.9	26.6	12.0
Villahermosa
Aeronautical Revenues	52,994	159.6	68,145	204.0	28.6	27.8
Non-Aeronautical Revenues	15,931	48.0	15,050	45.1	(5.5)	(6.0)
Construction Services Revenues	2,888	8.7	8,987	26.9	211.2	209.2
Other [2]	26	0.1	25	0.1	(3.8)	-
Total Revenues	71,839	216.4	92,207	276.1	28.4	27.6
Operating Profit	32,273	97.2	43,373	129.9	34.4	33.6
EBITDA	39,824	120.0	51,032	152.8	28.1	27.3
Other Airports [3]
Aeronautical Revenues	220,699	196.4	234,295	200.9	6.2	2.3
Non-Aeronautical Revenues	39,538	35.2	40,542	34.8	2.5	(1.1)
Construction Services Revenues	9,141	8.1	79,753	68.4	772.5	744.4
Other [2]	65	0.1	68	0.1	4.6	-
Total Revenues	269,443	239.7	354,658	304.2	31.6	26.9
Operating Profit	109,483	97.4	114,399	98.1	4.5	0.7
EBITDA	145,161	129.1	150,609	129.2	3.8	0.1
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	357,241	n/a	384,599	n/a	7.7	n/a
Total Revenues	357,241	n/a	384,599	n/a	7.7	n/a
Operating Profit	91,505	n/a	95,771	n/a	4.7	n/a
EBITDA	91,531	n/a	95,906	n/a	4.8	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(357,355)	n/a	(384,715)	n/a	7.7	n/a
Total Mexico
Aeronautical Revenues	1,495,944	176.8	1,552,105	182.6	3.8	3.3
Non-Aeronautical Revenues	997,370	117.9	1,056,224	124.3	5.9	5.4
Construction Services Revenues	92,327	10.9	137,232	16.1	48.6	47.7
Total Revenues	2,585,641	305.7	2,745,561	323.1	6.2	5.7
Operating Profit	1,578,964	186.7	1,665,430	196.0	5.5	5.0
EBITDA	1,748,064	206.7	1,837,658	216.2	5.1	4.6
San Juan Puerto Rico, US [5]
Aeronautical Revenues	433,814	n/a	460,754	n/a	6.2	n/a
Non-Aeronautical Revenues	242,769	n/a	294,383	n/a	21.3	n/a
Construction Services Revenues	15,883	n/a	53,114	n/a	234.4	n/a
Total Revenues	692,466	n/a	808,251	n/a	16.7	n/a
Operating Profit	180,340	n/a	197,258	n/a	9.4	n/a
EBITDA	329,682	n/a	367,921	n/a	11.6	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	321,357	n/a	367,786	n/a	14.4	n/a
Non-Aeronautical Revenues	100,476	n/a	137,784	n/a	37.1	n/a
Construction Services Revenues	(17,893)	n/a	46,884	n/a	(362.0)	n/a
Total Revenues	403,940	n/a	552,454	n/a	36.8	n/a
Operating Profit	(102,769)	n/a	163,922	n/a	(259.5)	n/a
EBITDA	200,574	n/a	270,024	n/a	34.6	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment		n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	2,251,115	n/a	2,380,645	n/a	5.8	n/a
Non-Aeronautical Revenues	1,340,615	n/a	1,488,391	n/a	11.0	n/a
Construction Services Revenues	90,317	n/a	237,230	n/a	162.7	n/a
Total Revenues	3,682,047	n/a	4,106,266	n/a	11.5	n/a
Operating Profit	1,656,535	n/a	2,026,610	n/a	22.3	n/a
EBITDA	2,278,320	n/a	2,475,603	n/a	8.7	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
[5] Reflects the results of operation of San Juan Airport, Puerto Rico, US for 3Q19.
[6] Reflects the results of operation of Airplan, Colombia, for 3Q19.

ASUR 3Q19 Page 21 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to September 30, 2019 and 2018
Thousands of mexican pesos

Item	9M	9M	%	3Q	3Q	%
	2018	2019	Chg	2018	2019	Chg
Revenues
Aeronautical Services	6,715,133	7,181,875	7.0	2,251,115	2,380,645	5.8
Non-Aeronautical Services	4,160,293	4,577,310	10.0	1,340,615	1,488,391	11.0
Construction Services	610,585	517,810	(15.2)	90,317	237,230	162.7
Total Revenues	11,486,011	12,276,995	6.9	3,682,047	4,106,266	11.5

Operating Expenses
Cost of Services	2,669,519	2,841,388	6.4	936,997	980,145	4.6
Cost of Construction	507,845	517,810	2.0	171,285	237,230	38.5
General and Administrative Expenses	173,738	185,212	6.6	56,436	64,333	14.0
Technical Assistance	295,026	312,318	5.9	93,636	98,442	5.1
Concession Fee	673,424	742,512	10.3	225,304	250,513	11.2
Depreciation and Amortization	1,515,186	1,390,518	(8.2)	541,854	448,993	(17.1)
Total Operating Expenses	5,834,738	5,989,758	2.7	2,025,512	2,079,656	2.7

Other Revenues		204,074	n/a

Operating Income	5,651,273	6,491,311	14.9	1,656,535	2,026,610	22.3

Comprehensive Financing Cost	(672,756)	(504,701)	25.0	(280,275)	(135,794)	51.5

Income Before Income Taxes	4,978,517	5,986,610	20.2	1,376,260	1,890,816	37.4

Provision for Income Tax	1,322,065	1,564,665	18.4	427,884	513,291	20.0
Provision for Asset Tax	699		n/a	233		n/a
Deferred Income Taxes	83,691	38,857	(53.6)	(58,431)	37,093	163.5

Net Income for the Year	3,572,062	4,383,088	22.7	1,006,574	1,340,432	33.2

Majority Net Income	3,529,012	4,209,817	19.3	988,054	1,314,628	33.1
Non- controlling interests	43,050	173,271	302.5	18,520	25,804	39.3

Earning per Share	11.7634	14.0327	19.3	3.2935	4.3821	33.1
Earning per American Depositary Share (in U.S. Dollars)	5.9608	7.1108	19.3	1.6689	2.2205	33.1
Exchange Rate per Dollar Ps. 19.7345

ASUR 3Q19 Page 22 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balance Sheet as of September 30, 2019 and December 31, 2018
Thousands of mexican pesos

Item	September 2019	December 2018	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	6,196,806	4,584,507	1,612,299	35.2
Cash and cash equivalents restricted	205,897	47,332	158,565	335.0
Accounts Receivable, net	355,769	793,110	(437,341)	(55.1)
Recoverable Taxes and Other Current Assets	958,659	575,963	382,696	66.4
Total Current Assets	7,717,131	6,000,912	1,716,219	28.6

Non Current Assets
Machinery, Furniture and Equipment, net	505,510	558,480	(52,970)	(9.5)
Intangible assets, airport concessions and Goodwill-Net	48,722,829	49,586,322	(863,493)	(1.7)
Document Receivable	26,549	36,107	(9,558)	(26.5)
Total Assets	56,972,019	56,181,821	790,198	1.4

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	247,117	313,576	(66,459)	(21.2)
Bank Loans and short term debt	277,847	500,105	(222,258)	(44.4)
Accrued Expenses and Others Payables	1,676,202	1,594,541	81,661	5.1
Total Current Liabilities	2,201,166	2,408,222	(207,056)	(8.6)

Long Term Liabilities
Bank Loans	6,905,296	7,042,598	(137,302)	(1.9)
Long Term Debt	6,791,384	6,957,678	(166,294)	(2.4)
Deferred Income Taxes	3,089,010	3,081,667	7,343	0.2
Employee Benefits	11,208	10,267	941	9.2
Total Long Term Liabilities	16,796,898	17,092,210	(295,312)	(1.7)

Total Liabilities	18,998,064	19,500,432	(502,368)	(2.6)

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,616,533	1,366,867	249,666	18.3
Mayority Net Income for the Period	4,209,817	4,987,601	(777,784)	(15.6)
Cumulative Effect of Conversion of Foreign Currency	75,219	189,791	(114,572)	(60.4)
Retained Earnings	16,531,952	14,794,650	1,737,302	11.7
Non- Controlling interests	7,773,158	7,575,204	197,954	2.6
Total Stockholders' Equity	37,973,955	36,681,389	1,292,566	3.5

Total Liabilities and Stockholders' Equity	56,972,019	56,181,821	790,198	1.4
Exchange Rate per Dollar Ps. 19.7345

ASUR 3Q19 Page 23 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash flow as of September 30, 2019 and 2018
Thousands of mexican pesos

Item	9M	9M	%	3Q	3Q	%
	2018	2019	Chg	2018	2019	Chg
Operating Activities
Income Before Income Taxes	4,978,517	5,986,610	20.2	1,376,260	1,890,816	37.4
Items Related with Investing Activities:
Depreciation and Amortization	1,515,186	1,390,518	(8.2)	541,854	448,993	(17.1)
Interest Income	(209,010)	(272,744)	30.5	(58,148)	(73,708)	26.8
Interest payables	925,895	838,025	(9.5)	298,930	279,891	(6.4)
Foreign Exchange Gain (loss), net unearned	(10,705)	(13,244)	23.7	(11,027)	(30,561)	177.1
Sub-Total	7,199,883	7,929,165	10.1	2,147,869	2,515,431	17.1
Increase in Trade Receivables	425,016	491,537	15.7	273,321	221,563	(18.9)
Decrease in Recoverable Taxes and other Current Assets	(27,207)	(115,393)	324.1	51,066	63,404	24.2
Income Tax Paid	(1,662,922)	(1,627,112)	(2.2)	(563,155)	(510,378)	(9.4)
Trade Accounts Payable	(186,240)	(69,983)	(62.4)	(146,162)	(108,745)	(25.6)

Net Cash Flow Provided by Operating Activities	5,748,530	6,608,214	15.0	1,762,939	2,181,275	23.7

Investing Activities
Investments in Associates	(402,578)		n/a	(186,167)		n/a
Loans granted to Associates
Restricted cash	102,896	(158,772)	n/a		71,098	n/a
Investments in Machinery, Furniture and Equipment, net	(1,369,809)	(886,888)	(35.3)	(363,379)	(445,755)	22.7
Interest Income	199,683	253,538	27.0	52,581	68,908	31.1

Net Cash Flow used by Investing Activities	(1,469,808)	(792,122)	(46.1)	(496,965)	(305,749)	(38.5)

Excess Cash to Use in Financing Activities	4,278,722	5,816,092	35.9	1,265,974	1,875,526	48.1

Bank Loans paid		(110,634)	n/a		(44,288)	n/a
Long term debt paid		(205,744)	n/a		(103,054)	n/a
Interest paid	(2,549,246)	(887,415)	(65.2)	(581,952)	(382,638)	(34.2)
Dividends Paid	(2,034,000)	(3,000,000)	47.5
Increase in capital	196,199		n/a	196,199		n/a

Net Cash Flow used by Financing Activities	(4,387,047)	(4,203,793)	(4.2)	(385,753)	(529,980)	37.4

Net Increase in Cash and Cash Equivalents	(108,325)	1,612,299	n/a	880,221	1,345,546	52.9

Cash and Cash Equivalents at Beginning of Period	4,677,454	4,584,507	(2.0)	3,688,908	4,851,260	31.5

Cash and Cash Equivalents at the End of Period	4,569,129	6,196,806	35.6	4,569,129	6,196,806	35.6

ASUR 3Q19 Page 24 of 24

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

By:	/s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 24, 2019